

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2019

Steven J. Tsimbinos, Esq.
Executive Vice President, General Counsel and Corporate Secretary
OceanFirst Financial Corp.
110 West Front Street
Red Bank, NJ 07701

> **Re: OceanFirst Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed September 20, 2019**
> **File No. 333-233872**

Dear Mr. Tsimbinos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 20, 2019

Comparison of Stockholders' Rights
Forum Selection Bylaw, page 103

1. We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to reflect the degree to which federal courts or other state courts retain jurisdiction. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and

regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

2. Additionally, if this provision applies to actions arising under the Securities Act or Exchange Act, please also revise your prospectus to add a risk factor clearly describing the material risks for investors. Such material risks may include, but are not limited to, increased costs to bring a claim or that this provision may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please make corresponding revisions to your future filings under the Exchange Act.

General

3. We note your pending acquisitions of both Two River Bancorp and Country Bank Holding Company, Inc., as well as your recent acquisition of Capital Bank of New Jersey completed on January 31, 2019. Please revise to include all pro forma financial information required by Article 11 of Regulation S-X, as well as any additional audited financial statements required by Rule 3-05 of Regulation S-X, or tell us why you do not believe this information is required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Pamela A. Long at (202) 551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: David C. Ingles, Esq.